

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Mr. Michael S. Egan
Chief Executive Officer
THEGLOBE.COM, Inc.
1500 Cordova Road, Suite 302
Fort Lauderdale, Florida 33316

      Re: THEGLOBE.COM, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 26, 2010
             File No. 000-25053

Dear Mr. Egan:

     We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     /s/ Robert Bartelmes for
                     Larry Spirgel
                     Assistant Director